alps etf trust

1290 Broadway

Suite 1100

Denver, Colorado 80203

VIA EDGAR

May 29, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Samantha Brutlag, Division of Investment Management

Re:	ALPS ETF Trust

Registration Statement on Form N-1A

SEC File Nos. 333-148826; 811-22175

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ALPS ETF Trust (“Registrant”) on behalf of its series, ALPS Clean Energy ETF, hereby requests that the effective date of Post-Effective Amendment No. 294 to the Registration Statement on Form N-1A (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 11:00 a.m., Eastern Time, on Wednesday, May 30, 2018, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Adam T. Teufel of Dechert LLP, legal counsel to the Registrant, at 202-261-3464.

Very truly yours,

alps etf trust

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President

alps portfolio solutions distributor, INC.

1290 Broadway

Suite 1100

Denver, Colorado 80203

VIA EDGAR

May 29, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Attention: Samantha Brutlag, Division of Investment Management

Re:	ALPS ETF Trust

Registration Statement on Form N-1A

SEC File Nos. 333-148826; 811-22175

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), ALPS Portfolio Solutions Distributor, Inc., in its capacity as distributor of ALPS ETF Trust (“Registrant”), hereby joins in the request of the Registrant, on behalf of its series, ALPS Clean Energy ETF, for acceleration of the effective date of Post-Effective Amendment No. 294 to the Registration Statement on Form N-1A (File Nos. 333-148826 and 811-22175) (“Registration Statement”) so that such Registration Statement may be declared effective at 11:00 a.m. on Wednesday, May 30, 2018, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

alps portfolio solutions distributor, INC.

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	Director